PolyMet Mining Corp.
Suite 5700 – 100 King Street West
Toronto, Ontario M5X 1C7

April 23, 2013

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Notice of Disclosure Filed in Annual Report on Form 20-F Under
Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and
Section 13(r) of the Exchange Act

Ladies and Gentlemen:

     Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that PolyMet Mining Corp. has made disclosure pursuant to such provisions in its Annual Report on Form 20-F for the fiscal year ended January 31, 2013, which report was filed with the U.S. Securities and Exchange Commission on April 22, 2013. Such disclosure is set forth in the section entitled "Disclosure Pursuant to Section 219 of the Iran Threat Reduction & Syria Human Rights Act".

PolyMet Mining Corp.

By:	/s/ Douglas J. Newby
Name: Douglas J. Newby
Title: Chief Financial Officer